Exhibit 99.2

EQUAL ENERGY Announces THE closing of

the sale of mississippian interests

Calgary, Alberta - (CNW - April 26, 2012) Equal Energy Ltd. (EQU: TSX, NYSE) (the “Company” or “Equal”) is pleased to confirm that the previously announced sale of 50% of its Mississippian interests for approximately US$18 million to Atlas Resource Partners, L.P. (“Atlas”) (NYSE: ARP) has successfully closed today. Equal and Atlas are working together with the intention to commence drilling in July of 2012 with 6 joint venture wells to be drilled by year end. Equal has applied the proceeds of the sale to reduce debt and will then utilize its cash flow and credit facility to fund participation in the drilling program. At this time total debt and working capital in the Company is approximately $147 million. The amount drawn on Equal’s $200 million bank credit facility is approximately $102 million giving the Company the financial flexibility to be active participants in the planned Mississippian oil drilling.

Don Klapko, President and CEO commented. “I am pleased to have closed this transaction today and established a joint venture relationship with a strong player, Atlas. This is a major step in our strategy to re-direct our focus to oil plays in this time of depressed natural gas prices.”

Don Klapko	Dell Chapman
President and Chief Executive Officer	SVP Finance & CFO
(403) 263-0262 or (877) 263-0262	(403) 263-0262

info@equalenergy.ca

www.equalenergy.ca

About Equal Energy Ltd.

Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal's shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal's shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma. Production is comprised of approximately 54 percent crude oil and natural gas liquids and 46 percent natural gas. Equal has compiled a multi-year drilling inventory for its properties including its oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law including ongoing drilling plans and the availability of funds under Equal’s credit facility. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, including the commencement and continuation of joint venture operations on the Mississippian play with Atlas, the repayment of debt and the availability of funds under Equal’s credit facility; risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.